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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21 6313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rensselaer Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin + Company

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 19 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

RENSSELAER SECURITIES CORP.

FINANCIAL STATEMENTS

JUNE 30, 2017

TABLE OF CONTENTS

MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Rensselaer Securities Corp.

We have audited the accompanying statement of financial condition of Rensselaer Securities Corp. as of June 30, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility Rensselaer Securities Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rensselaer Securities Corp. as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Rensselaer Securities Corp.'s financial statements. The supplemental information is the responsibility of Rensselaer Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

An Independent Member of the BDO Alliance USA
11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635
www.marvincpa.com

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marvin and Company, P.C.

Latham, New York
August 24, 2017

RENSSELAER SECURITIES CORP.

Statement Of Financial Condition

June 30, 2017

Assets

Assets:		
Investment securities, at fair value	$	872,206
Other deposits, at fair value		100,035
Prepaid expenses		2,523
Property, plant and equipment, less accumulated depreciation of $55,690		4,709
Total Assets	$	979,473

Liabilities And Stockholder's Equity

Liabilities:		
Cash overdraft with clearing organization	$	397,369
Accounts payable		28,487
Accrued expenses		1,851
Total liabilities		427,707
Stockholder's Equity:		
Common stock, no par value; shares authorized 200; 50 shares issued and outstanding		100
Additional paid-in capital		126,275
Retained earnings		425,391
Total stockholder's equity		551,766
Total Liabilities And Stockholder's Equity	$	979,473

The accompanying notes are an integral part of these financial statements

RENSSELAER SECURITIES CORP.

Statement Of Income

For The Year Ended June 30, 2017

Revenue:		
Unrealized losses on investment securities, net	$	(32,755)
Realized gains on investment securities, net		187,221
Commission income		2,030
Interest and dividend income		30,965
Total Revenue		187,461
Expenses:		
Employee compensation and benefits and related taxes		22,766
Quotation services		48,386
Clearing and commission fees		42,000
Other operating expenses		86,485
Total Expenses		199,637
Income (Loss) Before Provision For Income Taxes		(12,176)
Provision For Income Taxes		100
Net Income (Loss)	$	(12,276)

The accompanying notes are an integral part of these financial statements

RENSSELAER SECURITIES CORP.

Statement Of Changes In Stockholder's Equity

For The Year Ended June 30, 2017

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2016	$ 100	$ 125,275	$ 594,231	$ 719,606
Net Loss for the Year Ended June 30, 2017	-	-	(12,276)	(12,276)
Capital contributions	-	1,000	-	1,000
Stockholder's Distribution of Net Income	-	-	(156,564)	(156,564)
Balance, June 30, 2017	$ 100	$ 126,275	$ 425,391	$ 551,766

The accompanying notes are an integral part of these financial statements

RENSSELAER SECURITIES CORP.

Statement Of Cash Flows

For The Year Ended June 30, 2017

Cash Flows From Operating Activities:	
Net income (loss)	$ (12,276)
Adjustments to reconcile net income to net cash provided by (used in) by operating activities	
Depreciation of property, plant and equipment	3,957
Unrealized loss on securities	32,755
Changes in assets and liabilities:	
Securities inventory	(107,777)
Prepaid expenses	-
Accounts payable and accrued expenses	6,442
Net Cash Used In Operating Activities	(76,899)
Cash Flows Used In Financing Activities	
Stockholder's distribution of net income	(156,564)
Capital contribution from shareholder	1,000
Net Cash Used In Financing Activities	(155,564)
Net Increase (Decrease) in Cash and Cash Equivalents	(232,463)
Cash (Overdraft) and Cash Equivalents, Beginning of Year	(164,906)
(Overdraft) Cash and Cash Equivalents, End of Year	$ (397,369)
Supplemental Disclosure of Other Cash Items	
Interest Paid	$ 7,704
Income Taxes	$ 100

The accompanying notes are an integral part of these financial statements

RENSSELAER SECURITIES CORP.
Notes To Financial Statements
June 30, 2017

Note 1: Significant Accounting Policies

Organization

Rensselaer Securities Corp. (the Company) was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related expense on a trade date basis.

Income Taxes

The Company has elected to be taxed as an S Corporation under the applicable provisions of the Internal Revenue Code, wherein the Company's income is taxed directly at the shareholder level. Therefore, other than New York State franchise tax, no provision or liability has been provided for federal or state income taxes.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from three to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Company also considers cash deposited with the clearing organization to be cash equivalents.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2017. Customer transactions are not handled by the Company, rather transactions are processed through a carrying broker, on a fully-disclosed basis. The Company does not maintain margin accounts for their customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

Note 1: Significant Accounting Policies (Continued)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement - Definition and Hierarchy

In 2009, the Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Code ASC 820-10, *Fair Value Measurements.* ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company uses various valuation techniques in determining fair value. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

The Company had equity securities with fair values totaling $7,138 at June 30, 2017 that used Level 1 inputs.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly.

The Company had corporate securities with fair values totaling $865,068 at June 30, 2017 that are valued using Level 2 inputs. Fair values are based on recent trades or quoted market prices of comparable instruments. When necessary, the Company utilizes matrix pricing from a third party pricing vendor to determine fair value pricing. Matrix prices are based on quoted prices for securities with similar coupons, ratings, and maturities, rather than on specific bids and offers for the designated security.

Note 1: Significant Accounting Policies (Continued)

Fair Value Measurement - Definition and Hierarchy

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has no Level 3 inputs.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Accounting for Uncertainty in Income Taxes

ASC 740-10, requires entities to disclose in their financial statements the nature of any uncertainty in their tax position. The Company implemented this policy in 2009 and its current accounting policy for evaluating uncertain tax positions is in accordance with generally accepted accounting principles. The Company has not recognized any benefits from uncertain tax positions in 2017 and believes it has no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of June 30, 2017.

Subsequent Events

Management has evaluated subsequent events or transactions occurring through August 24, 2017, the date the financial statements were available to be issued.

Note 2: Other Deposits

In December 1993, the Corporation made an initial required interest bearing deposit with its clearing agent. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in cash, U.S. Treasury Bills, or a money market fund. The fair value of the good faith deposit was $100,035 at June 30, 2017.

Note 3: Investments

Investment securities are recorded at fair value, with net unrealizable gains and losses recognized in revenue. Realized gains and losses on securities sold are derived using the specific identification method for determining cost of securities sold. The Company's investment securities consist of corporate bonds equities and from the financial services sector with a fair market value of $865,068 and $7,138 and a cost basis of $1,034,946 and $33,569, respectively.

Note 4: Other Operating Expenses

Other operating expenses consisted of the following for the year ended June 30, 2017:

Other Operating Expenses	
Consulting and temporary help	$ 4,507
Professional fees	30,866
Occupancy	12,000
Regulatory dues and fees	2,592
Office expenses	5,594
Communications	9,195
Insurance and bonding	3,207
Depreciation and amortization	3,957
Margin interest	7,704
Meals, travel and entertainment	6,863
Total Other Operating Expenses	$ 86,485

Note 5: Pension Benefits

The Company maintains a qualified retirement plan. The plan is a defined contribution plan that cover employees 21 years or older that have provided 1,000 hours of service per year. The plan allows a discretionary contribution up to 25% of compensation. The amount contributed annually to the plan is allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In the plan, participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under the plan is 59½ years old. The total contributed to the plan was $-0- for the year ended June 30, 2017.

Note 6: Income Taxes

Income tax expense consisted of the following for the year ended June 30, 2017:

Current Income Tax	$ 100

The Company elected to be treated as a Sub-Chapter S-Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Company will generally not pay Federal income taxes and will be only subject to State income taxes based on the required minimum franchise tax.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017 the Company had net capital, as defined, of $460,944 which was $360,944 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .93 to 1 at June 30, 2017.

Note 8: Commitments And Contingent Liabilities

Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the year ended June 30, 2017 the Company did not hold customer securities.

Litigation

Management was not aware of any pending or threatened litigation that could result in any material adverse effect on the Company's financial condition as of June 30, 2017.

Operating Leases

The Company leased office space under an operating lease at $1,000 per month on a month-to-month basis.

Note 9: Margin Account

The Company will occasionally purchase securities on margin for the Company's account. These loans are short term in nature. The interest rate charged on margin loans is 1% above the brokers call. The loan is collateralized by Securities owned by the Company. Margin interest is charged on the net cash overdraft balance with the clearing organization.

SUPPLEMENTARY INFORMATION

Schedule I

RENSSELAER SECURITIES CORP.

Computation Of Net Capital Under Rule 15c3-1 Of The
Securities And Exchange Commission

For The Year Ended June 30, 2017

Net capital:		
Total stockholder's equity qualified for net capital	$	551,766
Deductions and/or charges		
Non-allowable assets		
Property, plant and equipment		4,709
Prepaid expenses		2,523
Total Non-Allowable Assets		7,232
Net Capital Before Haircuts on Securities Positions		544,534
Haircuts on Securities		83,590
Net Capital	$	460,944
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition		
Cash overdraft	$	397,369
Accounts payable		28,487
Accrued expenses		1,851
Total Aggregate Indebtedness	$	427,707
Computation of Basic Net Capital Requirement		
6 2/3% of aggregate indebtedness	$	28,514
Minimum net capital requirement		100,000
Excess Net Capital Over Minimum Net Capital Requirement		360,944
Excess Net Capital at 1000%*		340,944

*Calculated as Net Capital - (Total Minimum Capital x 120%) or
(Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of
Form X-17A-5 as of June 30, 2017

Net Capital, as reported in Corporation's Part II (Unaudited)		
FOCUS Report		460,944
Net Audit Adjustments		-
Net Capital Per Above	$	460,944

Note: There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17-A-5 as of June 30, 2017 and the above schedule.

RENSSELAER SECURITIES CORP.

Computation For Determination Of Reserve Requirements Under
Rule 15c3-3 Of The Securities And Exchange Commission

For The Year Ended June 30, 2017

Credit balances:	
Free credit balances and other credit balances in customer's security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to received (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total Credit Items	-
Debit balances:	
Debit balances in customers' cash and margin accounts excluding deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities filed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	-
Total Debit Items	-
Total Administrative Expenses	-
Reserve computation:	
Excess of total debits over total credits	-
Required deposit	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c3-3 as customer securities are not held by RSC.

RENSSELAER SECURITIES CORP.

Information Relating To Possession Or Control Requirements Under Rule 15c3-3 Of The Securities And Exchange Commission

For The Year Ended June 30, 2017

During the year ended June 30, 2017 Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully-disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.


MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

A History of Shaping Futures

August 24, 2017

To Rensselaer Securities Corp.

In connection with our audit of the financial statements and supplemental information of Rensselaer Securities Corp. (the Company) for the year ended June 30, 2017, we have issued our report thereon dated August 24, 2017. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in Note 1 to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended June 30, 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its June 30, 2017 financial statements related to the valuation of investment securities, and are described in Note 1 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was the valuation of securities, which are described in Note 1 to the financial statements. We evaluated the key factors and assumptions used to develop the estimations relative to the fair value of its investment securities in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

An Independent Member of the BDO Alliance USA
11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635
www.marvincpa.com

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We noted no bias in management's application of accounting principles.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. A list of uncorrected misstatements is attached.

Exceptions to Exemption Provisions

In connection with our review of the Company's statement of Exemption from Rule 15c3-3, we did not identify any exceptions to the exemption provision that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC); the computation for determination of reserve requirements under Rule 15c3-3 of the SEC; and information relating to possession or control requirements under Rule 15c3-3 of the SEC that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of management of Rensselaer Securities Corp. and is not intended to be, and should not be, used by anyone other than this specified party.

Very truly yours,

Marvin and Company, P.C.

Rensselaer Securities Corp.
Summary of Audit Differences
June 30, 2017

		Current Year Over (Under) Statement
Statement of Income		
Understatement of unrealized losses on investment securities, net		$ 611
Cumulative effect on excess of revenue over expenses (after effect of prior year differences)		$ 611
Statement of Financial Condition		
Assets		
Investment securities, at fair value		$ (8,733)
Total Assets		$ (8,733)
Liabilities		
Cash overdraft with clearing organization		$ (9,344)
Total Liabilities		(9,344)
Net Assets		
Beginning	$	
Ending		611
Total Liabilities and Net Assets		$ (8,733)


MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Rensselaer Securities Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption From Rule 15c3-3, in which (1) Rensselaer Securities Corp. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rensselaer Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) Rensselaer Securities Corp. stated that Rensselaer Securities Corp. met the identified exemption provisions throughout the most recent fiscal year without exception. Rensselaer Securities Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rensselaer Securities Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marvin and Company, P.C.

Latham, New York
August 24, 2017

STATEMENT OF EXEMPTION FROM RULE 15c3-3

For year ended June 30,2017

I, Dennis O'Brien hereby assert that:

1. Rensselaer Securities Corp. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) as it is an introducing broker, clears all transactions with a clearing-broker and promptly transmits all customer funds and securities to such clearing-broker.

2. Rensselaer Securities Corp. met the requirements of Rule 15c3-3(k)(2)(ii) throughout the Fiscal year ended June 30, 2017 without exception.



Dennis O'Brien
President
Rensselaer Securities Corp.


MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

August 24, 2017

To Rensselaer Securities Corp.:

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and Rensselaer Securities Corp. (Company) and or the person in financial reporting oversight roles at the Company that may reasonably be thought to bear on independence.

The following is a description of such relationships as of August 24, 2017 of which we are aware that are relevant to our audits of the Company's financial statements and internal control over financial reporting for the year ending June 30, 2017.

- We are not aware of any such relationships

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

Marvin and Company, P.C.

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635
www.marvincpa.com